Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184

                                                             October 31, 2006



VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: The AllianceBernstein Portfolios - AllianceBernstein Growth Fund Post-Effective Amendment No. 64
          File Nos. 33-12988 and 811-05088

          AllianceBernstein Large Cap Growth Fund, Inc.
          Post-Effective Amendment No. 34
          File Nos. 33-49530 and 811-06730

          AllianceBernstein Mid-Cap Growth Fund, Inc.
          Post-Effective Amendment No. 139
          File Nos. 2-10768 and 811-00204

          AllianceBernstein Cap Fund, Inc. - AllianceBernstein Small Cap Growth Portfolio
          Post-Effective Amendment No. 81
          File Nos. 2-29901 and 811-01716

          AllianceBernstein Global Research Growth Fund, Inc.
          Post-Effective Amendment No. 6
          File Nos. 333-85164 and 811-21064

          AllianceBernstein International Research Growth Fund, Inc. Post-Effective Amendment No. 18
          File Nos. 333-41375 and 811-08527

          AllianceBernstein International Growth Fund, Inc.
          Post-Effective Amendment No. 23
          File Nos. 33-76598 and 811-08426

          AllianceBernstein Global Technology Fund, Inc.
          Post-Effective Amendment No. 50
          File Nos. 2-70427 and 811-03131

          AllianceBernstein Global Health Care Fund, Inc.
          Post-Effective Amendment No. 11
          File Nos. 333-77953 and 811-09329

Dear Ms. Stirling:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of the Funds referred to above (the "Funds" and each, a "Fund"), as provided orally to the undersigned on October 12, 2006. The Staff's comments and our responses are discussed below.

Prospectuses

Comment: Add a "style risk" to each Fund that uses growth-style investment techniques.

Response:   We believe that style should not be identified as a specific risk. Accordingly, the Funds respectfully decline to add this risk.

Comment: AllianceBernstein Global Technology Fund and AllianceBernstein Global Health Care Fund: The risks summary disclosure for industry/sector risk is very broad. Consider tailoring the disclosure to more specifically discuss technology sector and health care sector risks.

Response:   We believe that the risks summary disclosure adequately
            identifies the risk of investments in particular industries and sectors. Accordingly, the Funds respectfully decline to add this risk.

Comment: AllianceBernstein Global Technology Fund: Under "Objective and Principal Strategies" the Fund states that it intends to invest primarily in securities of companies expected to derive a substantial portion of their income from technology-related industries. The disclosure then states that the Fund normally invests in companies from multiple industry segments. Please revise the disclosure to address the discrepancy between these two statements.

Response:   The Fund has revised this disclosure to state that the Fund normally invests in companies from multiple technology-related industry segments.

Comment: AllianceBernstein Global Research Growth Fund, AllianceBernstein International Research Growth Fund, AllianceBernstein Global Technology Fund, and AllianceBernstein Global Health Care Fund:
            Under "Objective and Principal Strategies" for each of the above-listed funds, synthetic foreign equity securities are identified as investment options, but are not explained. Please add a parenthetical explaining what they are.

Response:   Synthetic Foreign Equity Securities are explained in "Derivatives
            - Other Derivative Instruments - Synthetic Foreign Equity
            Securities" under "More Information About the Funds and Their
            Investments." We believe that, consistent with prospectus simplification, an explanation of what they are does not need to be repeated within the description of the Funds' objectives and principal strategies. Accordingly, the Funds respectfully decline to add this risk.

                                  * * * * *

     We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 773-8833.

                                        Sincerely,


                                        /s/ Michell G. Fishman
                                        ----------------------
                                        Michell G. Fishman

cc: Emilie Wrapp, Esq.
    Kathleen K. Clarke, Esq.

SK 00250 0157 715532